UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Allena Pharmaceuticals, Inc.

(Name of Issuer)

(Common Stock, $.001 par value per share)

018119107

(CUSIP Number)

September 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018119107

(1)	Names of reporting persons Pharmstandard International S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 873,031
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 873,031

(9)	Aggregate amount beneficially owned by each reporting person 873,031
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.20%*
(12)	Type of reporting person (see instructions) CO

*

Based on 20,756,185 shares of the Issuer’s common stock outstanding as of September 30, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018 and filed with the SEC on November 7, 2018

CUSIP No. 018119107

(1)	Names of reporting persons Joint Stock Company Pharmstandard
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Russian Federation

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 873,031
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 873,031

(9)	Aggregate amount beneficially owned by each reporting person 873,031
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.20%*
(12)	Type of reporting person (see instructions) HC

*

Based on 20,756,185 shares of the Issuer’s common stock outstanding as of September 30, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018 and filed with the SEC on November 7, 2018

Item 1(a) Name of issuer: Allena Pharmaceuticals, Inc.

Item 1(b) Address of issuer’s principal executive offices: One Newton Executive Park, Suite 202, Newton, MA 02462

2(a) Name of person filing:

Pharmstandard International S.A. (“Pharmstandard International”)

Joint Stock Company Pharmstandard (“Pharmstandard”)

Attached as Exhibit 99.1 is a copy of the Joint Filing Agreement between the reporting persons, pursuant to which they agree that this Schedule 13G is filed on behalf of each of them.

2(b) Address or principal business office or, if none, residence:

Principal business office for Pharmstandard International:

10a, rue Henri Schnadt

Luxembourg, L-2530

Principal business office for Pharmstandard:

Likhachevsky Drive

5 “B”

Dolgoprudny, Russian Federation 141701

2(c) Citizenship:

Pharmstandard International is a Luxembourg societe anonyme

Pharmstandard is a Russian joint stock company

2(d) Title of class of securities:

Common Stock, $.001 par value per share

2(e) CUSIP No.:

018119107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)  ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)  ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)  ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)  ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Pharmstandard International		Pharmstandard
(a) Amount beneficially owned:	873,031	(1)	873,031	(1)
(b) Percent of class:	4.20	%(2)	4.20	%(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	873,031	(1)	873,031	(1)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	873,031	(1)	873,031	(1)

(1)

As of the date hereof Pharmstandard, as parent of Pharmstandard International, holds directly or indirectly a majority interest in the outstanding equity securities of Pharmstandard International and may therefore be deemed to beneficially own the shares covered by this Schedule 13G.

(2)

Based on 20,756,185 shares of the Issuer’s common stock outstanding as of September 30, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018 and filed with the SEC on November 7, 2018.

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Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMSTANDARD INTERNATIONAL S.A.

Date: November 15, 2018	Signature:	/s/ Eriks Martinovskis
	Name:	Eriks Martinovskis
	Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOINT STOCK CO PHARMSTANDARD

Date: November 15, 2018	Signature:	/s/ Fedlyuk Victor P.
	Name:	Fedlyuk Victor P.
	Title:	Deputy General Director for Legal Affairs